SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

iPrint Technologies, inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

462628108

(CUSIP Number)

Brett Walter
Chief Technology Officer
and Chairman of the Board of Directors
MadeToOrder.com, Inc.
318 Cambridge Avenue
Palo Alto, CA 94306
(650) 470-5800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 462628108

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MadeToOrder.com, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 34,180,487[1]

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 34,180,487[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%[2]

14	TYPE OF REPORTING PERSON CO

[1] Includes 3,969,879 shares issuable upon the exercise of options that are currently exercisable.

[2] Assuming exercise of all exercisable options referred to in Note 1. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreement described in Items 3, 4, 5 and 6 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MadeToOrder.com, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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Item 1 — Security and Issuer

     This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per shares (the “Shares”) of iPrint Technologies, inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3073 Corvin Drive, Santa Clara, California 95051.

Item 2 — Identity and Background

     (a)-(c), (f). This Schedule 13D is being filed by MadeToOrder.com, Inc., a Delaware corporation (“MadeToOrder”). MadeToOrder provides a customized e-commerce platform enabling corporations to manage the procurement of logo merchandise throughout their enterprise and offers an end-to-end, secure, web-based solution that streamlines all aspects of the buying and logo management process. MadeToOrder’s principal business address is 318 Cambridge Avenue, Palo Alto, CA 94306.

     The name, citizenship, principal occupation or employment, and business address of each of the directors and executive officers of MadeToOrder are set forth in Schedule I hereto.

     (d), (e). During the last five years, neither MadeToOrder nor, to the knowledge of MadeToOrder, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 — Source and Amount of Funds or Other Consideration

     On August 12, 2002, MadeToOrder agreed to loan the original principal amount of One Million Dollars ($1,000,000) to the Issuer (the “Loan”), pursuant to a subordinated secured promissory note (the “Note”). A copy of the Note is attached hereto as Exhibit 1 and is incorporated herein by reference. All amounts borrowed pursuant to the Note are fully secured by a Security Agreement, dated August 12, 2002, between the Issuer and MadeToOrder (the “Security Agreement”), which grants MadeToOrder a security interest in substantially all of the Issuer’s assets, subject to a first lien relating to Issuer’s bank line of credit. A copy of the Security Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. Also, on August 12, 2002, the Issuer and MadeToOrder agreed to negotiate and execute definitive agreements pursuant to which MadeToOrder would acquire certain of the Issuer’s assets and liabilities from a mutually agreeable assignee (the “Assignee”), following an assignment by the Issuer for the benefit of its creditors pursuant to California state law to the Assignee (the “Transaction”).

     Beneficial ownership of the Shares that are the subject of this Schedule 13D may be deemed to have been acquired through the execution of a Stockholders Agreement and Irrevocable Proxy, dated as of August 12, 2002 (the “Stockholders Agreement”), among MadeToOrder and the stockholders of the Issuer named on the signature pages thereto (the

(Page 3 of 9 Pages)

CUSIP NO. 462628108

“Principal Stockholders”). A copy of the Stockholders Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. None of the Reporting Persons has paid to any Principal Stockholders any funds in connection with the execution of the Stockholders Agreement. The Stockholders Agreement was entered into to induce MadeToOrder to enter into, and in consideration for their entering into, the Note, the Security Agreement and the Transaction with the Issuer. MadeToOrder funded the Note with working capital.

Item 4 — Purpose of Transaction

     The Stockholders agreement was entered into as a condition of the willingness of MadeToOrder to enter into the Note and the Transaction. The purpose of the Transaction is for MadeToOrder to acquire certain of the Issuer’s assets and liabilities from an Assignee.

     Pursuant to the terms of the Stockholders Agreement, the Principal Stockholders have granted MadeToOrder an irrevocable proxy to vote their Shares (a) in favor of the Transaction and approval of the terms thereof and (b) against (i) approval of any action, proposal or agreement that could compete with, impede, interfere with or attempt to discourage the Transaction or inhibit the timely consummation of the Transaction, (ii) any change in the persons who constitute the Board of Directors of the Issuer that is not approved in advance by at least a majority of the persons who were directors of the Issuer as of August 12, 2002 (or their successors who were so approved), (iii) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Letter Agreement (as defined below), the Security Agreement, and the Note and (iv) except for the Transaction, any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or any subsidiaries. The irrevocable proxy is not limited or otherwise affected by the commencement of any other acquisition proposal or by any change of recommendation of the Issuer’s Board of Directors. In addition, the Principal Stockholders agreed that during the term of the Stockholders Agreement they would not sell, transfer, pledge, encumber, assign or otherwise dispose of the Shares.

     The Principal Stockholders who are party to the Stockholders Agreement are: Monte D. Wood, Royal P. Farros and James D. Childers. The address of the principal business and office of each of the Principal Stockholders is 3073 Corvin Drive, Santa Clara, CA 95051.

     In connection with the Note, the Security Agreement and the Transaction, the Issuer entered into the Letter Agreement with MadeToOrder dated as of August 12, 2002 (the “Letter Agreement”). A copy of the Letter Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. Pursuant to the Letter Agreement, the Issuer agreed, that for a period of 180 days or until the Transaction is consummated or otherwise terminated, the Issuer will not, nor will it permit any of its affiliates, their officers, directors, employees, or other agents to, solicit, initiate, encourage or in any way facilitate any inquires, proposal, negotiation or agreement from any corporation, partnership, person, group or other entity (“Third Party”) concerning a possible merger, consolidation or other business combination involving the Issuer or an acquisition of a substantial portion of the Issuer’s capital securities or a substantial portion of its assets (“Acquisition Transaction”), or to negotiate, explore, or otherwise engage in discussions with any Third Party in furtherance of such inquiries, furnish information to any such entity or enter into any agreement, arrangement, or understanding with any such

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CUSIP NO. 462628108

Third Party with respect to any Acquisition Transaction or which would require the Issuer to abandon, terminate or fail to consummate the Transaction, or any successor transaction thereto.

     Also pursuant to the Letter Agreement, in the event the Issuer breaches any provision of the Letter Agreement, fails to obtain stockholder approval of the Transaction within 90 days of the Letter Agreement, fails to execute a definitive agreement with MadeToOrder with respect to the Transaction within 90 days of the Letter Agreement, or enters into an agreement with a Third Party with respect to an Acquisition Transaction within 360 days of the Letter Agreement, the Issuer will pay MadeToOrder liquidated damages in the amount of $300,000.

     Except as described above, the Issuer and MadeToOrder do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

     The foregoing discussion is qualified in its entirety by reference to the Stockholders Agreement, the Note, the Letter Agreement and the Security Agreement, the terms of each of which are incorporated herein by reference.

Item 5 — Interest in Securities of the Issuer

     Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, there were 54,835,050 shares of common stock of the Issuer outstanding as of July 31, 2002.

     As of August 12, 2002, MadeToOrder may be deemed to beneficially own an aggregate of 34,180,487 shares of common stock of the Issuer, over which it shares voting power with the Principal Stockholders. MadeToOrder has neither sole nor shared dispositive power over the Shares and disclaims beneficial ownership of these Shares.

Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is made to the Stockholders Agreement, the Note, the Letter Agreement and the Security Agreement referred to above in Item 4, filed as exhibits hereto and incorporated by reference herein.

     Except for the Stockholders Agreement, the Note, the Letter Agreement and the Security Agreement, to the knowledge of MadeToOrder, (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the Shares.

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CUSIP NO. 462628108

Item 7 — Material to be Filed as Exhibits

Exhibit 1	Subordinated Secured Promissory Note by the Issuer, dated August 12, 2002 (incorporated by reference to Exhibit 2 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

Exhibit 2	Security Agreement, dated August 12, 2002, by and between the
Issuer and MadeToOrder (incorporated by reference to Exhibit 3 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

Exhibit 3	Stockholders Agreement and Irrevocable Proxy, dated August 12,
2002, by and among the Principal Stockholders and MadeToOrder
(incorporated by reference to Exhibit 4 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

Exhibit 4	Letter Agreement, dated August 12, 2002, by and between the Issuer and MadeToOrder (incorporated by reference to Exhibit 5 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

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CUSIP NO. 462628108

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2002	MadeToOrder.com, Inc.

	By:	/s/ Brett Walter

Name: Brett Walter Title: Chief Technology Officer and Chairman of the Board of Directors

(Page 7 of 9 Pages)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF MADETOORDER.COM, INC.

1.    Directors and Executive Officers of MadeToOrder. The name and position with MadeToOrder of each director and executive officer of MadeToOrder is set forth below. Unless otherwise indicated, the business address for each director and executive officer is 318 Cambridge Avenue, Palo Alto, CA 94306. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or
Employment and Material Occupation,
Positions, Offices or Employment Held
Name and Address	During the Last Five Years

Roderick Brown	Chief Executive Officer and President

Brett A. Walter	Chief Technology Officer, Chairman of the Board of Directors

W. Ferrell Sanders 480 Cowper Street Palo Alto, CA 94301.	Director

David W. Pidwell 480 Cowper Street Palo Alto, CA 94301.	Director

Chuck K. Chan	Director

Patrick O’Sullivan	Director

Rob Horning	Director

2.     Ownership of Shares by Directors and Executive Officers.                     None

(Page 8 of 9 Pages)

INDEX OF EXHIBITS

Exhibit 1	Subordinated Secured Promissory Note by the Issuer, dated August 12, 2002 (incorporated by reference to Exhibit 2 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

Exhibit 2	Security Agreement, dated August 12, 2002, by and between the
Issuer and MadeToOrder (incorporated by reference to Exhibit 3 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

Exhibit 3	Stockholders Agreement and Irrevocable Proxy, dated August 12,
2002, by and among the Principal Stockholders and MadeToOrder
(incorporated by reference to Exhibit 4 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

Exhibit 4	Letter Agreement, dated August 12, 2002, by and between the Issuer and MadeToOrder (incorporated by reference to Exhibit 5 to the Schedule 13D, filed by the Principal Stockholders on August 22, 2002)

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